YAHYN™

DISCOVER THE PERFECT WINE FOR **YOU.**

MATCH.BUY.DRINK.

YAHYN IS A B2C MARKETPLACE LEAVERING AI



SHOPPING FOR WINE HAS NEVER BEEN EASY

Meet Sarah, she loves wine, but struggles to find the perfect wine for her.

Vintage, varietal, region, and other factors create the paradox of choice.

Sarah is unlikely to choose an unknown wine.

She has the same problem most of us do...

DECIDEOPHOBIA



WINE IS BROKEN.

Marketed to consumers by just two numbers. Price and Rating.

Consumers are buried with endless choices, prices, jargon and highly subjective ratings.

As a result 78% of consumers purchase wine based on brand awareness or aesthetic of bottle, not taste!

SOLUTION.

Yahyn turns subjectivity to objectivity.

Yahyn chemically identifies what a wine tastes like and then with a high degree of accuracy, pairs you with the perfect bottle.

Users no longer will need to "take a chance" on unknow bottles or vintages.

Yahyn is a two-sided platform that postively disrupts the "three tier system" of wine distribution by integrating with vineyards in real time though custom APIs, driving DTC success.



MATCH.
BUY.
DRINK.

A seamless experience



User takes palate analysis survey.

Yahyn matches user with inventory.

User completes purchase.

(Yahyn collects %)

Vineyard pull, packs and ships.

User enjoys wine.

USER COHORT

The Funnel

1. Prospect lands on homepage
2. Completes Palate Survey
3. User gets their "Y-score"
4. Customer completes purchase

Growth

- User base has grown 42% Month over month
- From first purchase, 51% convert to loyal customers
- Loyal customer email engagement avg 41.5% OR
- Traffic is mainly driven from our palate survey

Average User

45
years old

$140,000
estimated annual income

53 %
male

45 %
female

2 %
other

User Occupation

lawyers, doctors, nurses, and other healthcare professionals, hospitality and food services, arts and entertainment, athletes, real estate, finance, educational services, journalists, fashion designers, entrepreneurs, engineers, developers, interior designers, architects.

User Base

67 %
under 45

United States
based

CA   NY   NJ   TX   FL

largest user base

YAHYN'S NETWORK EFFECT.

Wine is a social beverage that is usually shared between 2 people or more. We leverage this by using our AI to pair you AND your friends with the perfect wine to share despite potentially having varying flavor preferences. We are creating further incentives for our user base to "clink" with others to earn credits towards future wine purchases.



IT'S A MATCH!

Y | 98%



Power comes from the gamified sharibilty

FUNDRAISING HISTORY/ CURRENT OFFERING

$2 MILLION TO BE USED FOR



Customer Service: 7.0 %

Overhead: 10.0 %

Vendor Uploading/ Site Maintenance: 15.0 %

IOS App Development: 20.0 %

Biz Dev: 28.0 %

Marketing: 20.0 %

2017

$225K RAISED

FRIENDS & FAMILY

ROUND

2019

$575K RAISED

PRE-SEED ROUND

2020

$840K RAISED

PRE-SEED EXT ROUND

2021

$2M – SEED EXT

(CURRENT OFFERING)

TOTAL ADDRESSABLE MARKET VS. DTC ONLINE SALES



YAHYN TIMELINE



OCTOBER
Evolution Ventures joins pre-seed round with an investment of $500,000

NOVEMBER
Referral Landing Page launches.

DECEMBER
Tod Nestor, and Pam Hamlin join the Yahyn Board.

APRIL
Yahyn MVP Launched
Onboarded first 5 vineyards
Hired outside UX team for testing

MAY
Platform integrations: CRM, Avalara, Shipstation.

JUNE
Started Digital Advertising
Added support to our Finance Team

OCTOBER
Onboarded additional 20 Vineyards
Started Vineyard Onboarding Queue

NOVEMBER
Launched Somm Chat
Hired Data Scientist
Added Apple Pay/ PayPal

DECEMBER
Filtered Audiences for better leads
Greater than $30,000 MRR
CAC - $235

APRIL
Launched first NFT
Started Google Advertising
Listed on Wine-Searcher

MAY
Featured on Wine-Searcher
Broke $100,000 MRR
Hired 2 additional Biz Dev Reps
Hired additional Customer Service Rep

JUNE
Launched Corporate Gifting Program
Launched Promo Codes
Community Reach exceeds 1 Million
CAC - $44.50

Q3/19 **Q4/19** **Q1/20** **Q2/20** **Q3/20** **Q4/20** **Q1/21** **Q2/21**

OCTOBER
Founder writes initial investment check of $250,000

JANUARY
Chris Bridges joins the Yahyn Board
Initial Vineyard Outreach

FEBRUARY
Engineering begins build of platforms
MVP

MARCH
Collected first 2,000 emails from referral landing page

JULY
Launched Yahyn's Crowdfunding Round
Integrated 2 large retail partners

AUGUST
Hired VP of Business Development
Hired Project Manager

SEPTEMBER
First Launch
CAC - $293

JANUARY
Launched Y-Score
Released V2 of Homepage
Featured in Forbes

FEBRUARY
Added 30 new vineyards to the queue
Surpassed 10,000 SKUs
Community surpassed 7,500 people

MARCH
Rob Weiss and Schuyler Hoverstein joined team as Strategic Advisors
Launched NFT program
CAC -$162

10

5 YEAR FINANCIAL FORECAST



LEADERSHIP TEAM



PIERRE ROGERS

FOUNDER & CEO
FORMER SENIOR DIRECTOR AT AVG



JOSHUA LEAVITT

CFO
FORMER COO AT AVG



ROBERT BOUSQUET

CTO
FORMER FIRST EMPLOYEE AT GROUPSITE



STU BOSSOM

HEAD OF BUSINESS DEVELOPMENT
FOUNDER OF DANGEROUS WINE IMPORTS

TEAM EXPERIENCE

 ALUMNI VENTURES GROUP

 ColumbiaManagement

PURO TRADER



PERFORMANCE SPORTS GROUP

 PGIM INVESTMENTS

appfolio™

PROCORE®

Dangerous
IMPORT GROUP LLC

ADVISORY BOARD



JONATHAN COOPER

GENERAL PARTNER
EVOLUTION VENTURES



PAM HAMLIN

FORMER CEO
ARNOLD GLOBAL NETWORK



TOD NESTOR

VP STRATEGIC PLANNING
BACARDI LTD



CHRIS BRIDGES

FOUNDER
KARMAS WORLD, KID NATION



SCHUYLER HOVERSTEN

ADVISOR
SPIRITS NETWORK



ROB WEISS

TV SHOW/PRODUCER
ENTOURAGE, HBO BALLERS

CONTACT INFORMATION:

PIERRE ROGERS | FOUNDER

P: (530) -368-1353

E: pierre@yahyn.com

www.yahyn.com